EXHIBIT 99.2

Management’s Discussion and Analysis
For The Nine Months Ended
September 30, 2010

Management’s Discussion and Analysis

November 12, 2010

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of September 30, 2010, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Exeter’s forward-looking statements are based on thebeliefs, expectations and opinions of management on the date the statements are made, and Exeter does not assume anyobligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions shouldchange except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper and other commodity prices and currency exchange rates;uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty ofestimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need forcooperation of government agencies and native groups in the exploration and development of properties and the issuance ofrequired permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms offuture financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty ofmeeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risksand uncertainties disclosed under “Risks” below and in Exeter’s Annual Information Form for the year ended December 31, 2009 dated March 25, 2010, filed with the Canadiansecurities regulatory authorities, Exeter’s annual report on Form 40-F filed with the United States Securities and ExchangeCommission (the “SEC”), and other information released by Exeter and filed with the appropriate regulatory agencies.Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Notes to U.S. Investors

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Exeter uses the terms “resources”, “measuredresources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms arerecognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards,mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could beeconomically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are notmineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or anypart of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to ahigher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resourcesexist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosurean issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve andresource estimates contained in press releases by the Company in the past and in the future, have been or will be prepared inaccordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirementsof NI 43-101 are not the same as those of the SEC, and reserves reported by Exeter in compliance with NI 43-101 maynot qualify as reserves under the SEC’s standards.

U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

Third Quarter 2010

In September, 2010 the Company announced an updated resource on its gold-copper Caspiche porphyry project in the Maricunga district in northern Chile, which showed:

Measured and Indicated Resource: 21.3 M. (million) ounces of gold*, 5.3 billion pounds of copper and 48.4 M. ounces of silver,plus an additional

Inferred Resource: 5.1 M. ounces of gold**, 1.4 billion pounds of copper and 14.5 M. ounces of silver.

*The measured and indicated resource is based on 1,316 Mt (metric tons) at a grade of 0.50 g/t gold (grams per metric ton) and 1.14 g/t silver, including 1,217 Mt at a grade of 0.18% copper.

**The inferred resource is based on 458 Mt at a grade of 0.35 g/t gold and 0.98 g/t silver, and includes 449 Mt at a grade of 0.15% copper.

The new gold equivalent*** endowment of Caspiche, using only gold and copper (excluding silver) now stands at:
IndicatedResource: 35.9 M. gold equivalent ounces***plus
Inferred Resource: 9.1 M. gold equivalent ounces***.

The resource estimates were carried out by independent engineering consultants, AMEC International (Chile) S.A., a recognised international expert in reporting NI43-101 compliant resources. The estimates are based on all drilling by Exeter and third parties to the end of May 2010, including assays received up to the end of May 2010.

*** All resource statements follow the Canadian reporting standard for reporting mineral resources and reserves (known as National Instrument 43-101). As reporting definitions differ between jurisdictions, the resources quoted by Exeter do not comply with the SEC definition of reserves and are therefore for reference only. Gold equivalent ounces are calculated using a formula set out in the NI 43-101 compliant resource report dated September 13, 2010and filed on SEDAR. It calculates gold equivalent ounces for the contained copper within the deposit and is for reference purposes only.

Second Quarter 2010

After the completion of thePlan of Arrangement (the “Arrangement”) (see First Quarter 2010 below) in March 2010, the Company focused its exploration efforts on the Caspiche project in the Maricunga of Chile. Results from drilling completed to February 5, 2010 at the Caspiche project led to an updated resource announcement in April 2010. Drilling continued on the property untilthe onset of the southern winter in May 2010.

First Quarter 2010

In March 2010, Exeter shareholders approved the Arrangement whereby its Argentine assets together with approximately $25 million in cash were transferred to a newly created public company Extorre Gold Mines Limited. (“Extorre”).  Exeter retained all assets relating to the Caspiche gold-copper discovery in Chile, together with approximately $43 million in working capital.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of January 31, 2011. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into commercial production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche was reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previous exploration by Newcrest Mining included shallow drilling of a high sulphidation system telescoped upon the upper levels of a gold-copper porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Additional exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche porphyry deposit. In conjunction, additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological studies.

Porphyry gold-copper mineralization in the Maricunga belt can occur as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche. Thedrilling total during the 2009-2010 drill seasonwas just under 30,000m. The proposed drill programs will require an estimated 10 to20 months to complete, depending upon the drill rig availability, directional drilling equipment for deep holes,permitting, and climatic conditions. The proposed budget for the programs is $14.5 million.

AMEC recommends that the Company prepare for the next level of study, a pre-feasibility study. The goal of the pre-feasibility study will be to determine the Caspiche porphyry project configuration through trade-off studies and develop cost estimates to justify additional project development.

Results from Operations

The Company began 2010 with 73,897,702 common shares outstanding and ended thenine monthperiod ending September 30, 2010 with 76,335,140common shares outstanding. During the third quarterof 2010, the Company received net proceeds of $1.3 million and issued 632,900 common shares upon the exercise of optionsand received net proceeds of $245,741 and issued 51,844shares upon the exercise of warrants. Shares issued and proceeds received during the nine months endedSeptember 30, 2010 are summarized below:

	Options Exercised	Warrants Exercised	Total
Shares issued	1,845,900	581,538	2,427,438
Proceeds ($000’s)	$3,327	$1,633	$4,960

During the nine months ended September 30, 2010, the Company donated 10,000 shares with a fair value of $86,100. As at November 12, 2010, the Company had 85,891,754shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements for the third quarter ended September 30, 2010 (the “Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2009 and should be read in conjunction with those statements.

Third Quarter Ended September 30, 2010

The Company ended the third quarter with $38.9million of cash and cash equivalents. The Company spent approximately $1.6 million in exploration costs on its Caspiche Project excluding stock based compensation of $644in the third quarter 2010.  Caspiche drilling was suspended in May due to the onset of winter, however costs continued to be incurred throughout the quarter to analyse results and to conduct studies including the new resources announced during the quarter.

Third Quarter 2010 Compared to the Second Quarter 2010

The third quarter loss from continuing operations of $4.0 million is approximately $3.6million less than the loss of $7.6 million that was incurred in the second quarter of 2010.  The decrease is primarily due to reduced exploration expenses, which were about $2.9 million less in the third quarter than that in the second quarter. Mineral property exploration expenditures were lower as activities on Caspiche are significantly reduced during the winter months and are typically concentrated on various studies and outstanding assay work.  Exploration costs were $2.2 millionin the thirdquarter of 2010 as the drill season ceased in May due to the onset of the southern winter.

Third Quarter 2010 Compared to Third Quarter 2009

Both exploration expense and stock based compensation expense were higher in the third quarter 2010 when compared to that of 2009. Exploration expense continued to be higher in 2010 than in 2009 as the Company elevated its activity on the Caspiche Project where drilling was planned to lift some of the identified inferred resource into a higher indicated category as well as test the limits of mineralization of the deposit. Stock based compensation from continuing operations was$2.1 million in the third quarter 2010 as a number of options were granted during the period along with the recognition of expense related to previous options granted and vesting resulting in a higher expense when compared to the 2009 amount of $0.6 million.

The following is a summary of quarterly results for continuing operations taken from the Company’s unaudited quarterly consolidated financial statements reflects information related to continuing operations:

	($000’s, except share data)
Three month period ended September 30,	2010	2009
Interest income	$92	$135
Mineral property exploration costs 1	$1,581	$1,179
Stock-based compensation 2	$2,060	$632
Loss	$4,024	$1,991
Basic and diluted loss per common share	$0.05	$0.03

1) excludes stock-based compensation cost allocated of $644 thousand (2009: $393thousand).
2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s)
As at	September 30, 2010	December 31, 2009
Working capital	$38,876	$78,324	*
Total assets	$39,821	$81,328	*
Total liabilities	$690	$2,726	*
Share capital	$182,008	$174,418
Deficit	$(166,883)	$(111,482)

* Amounts reflected are for continuing operations only, but include the $25 million transferred to Extorre.

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	2010			2009			2008
	3rd Quarter**	2nd Quarter**	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Interest	92	87	144	111	135	141	111	157
Net loss and comprehensive loss, excluding stock-based compensation	1,964	5,414	11,791	9,286	3,927	5,601	5,070	6,124
Administration expenditures*	470	1,003	1,352	1,611	734	723	796	783
Mineral property exploration costs, excluding stock-based compensation	1,581	4,456	10,557	7,759	3,418	5,061	4,341	5,500
Stock-based compensation	2,060	2,179	4,046	1,072	1,464	1,510	3,048	806
Basic and diluted loss per common share	$0.05	$0.10	$0.21	$0.16	$0.09	$0.11	$0.15	$0.15

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.
** Results in the 2nd and 3rd quarter reflect only those of Exeter’s ongoing operations after completing the Arrangement whereby all of the Argentine assets were transferred to Extorre.

Interest income was similar to that of the second quarter 2010 and lower when compared to the previous quarters as cash on hand and obtained through the equity financing completed in November 2009 has been used to fund exploration and administrative activities and$25 million was transferred to Extorre as its initial working capital under the terms of the Arrangement.Thus with the Company’s lower cash balances,the ability to earn interest on the holdings has been reduced over the past few quarters.  The small increase experienced in the third quarter is attributable to increasing interest rates over the previous quarter.

Net loss and comprehensive loss, excluding stock-based compensation, was significantly lower in the third quarter 2010 as commencing in the second quarter of 2010, the Company no longer incurs expenses related to the Argentine business segment as a result of the Arrangement, and drilling did not take place at Caspiche during the quarter due to the onset of winter in May.Exploration expendituresare solely related to Caspiche in the third quarter 2010. These expenditures are still significant as exploration activity through its 2009-2010 drilling season at Caspiche remained elevated in comparison to the previous drill season, in which spending was significantly reduced as a result of the downturn in the economy. However, overall exploration expense is lower when compared to recent quarters as the Company transferred the Cerro Moro project in Argentina to Extorre.

Administrative expenditures in the third quarter 2010 were lowerthan in previous quarters, as a result of the completion of the Arrangement, and the Company no longer incurs administrative costs associated with the Argentine activities that were transferred to Extorre.

Stock-based compensation remained highin the third quarter as additional options were granted and some expense was recognized as a result of the vesting of options that were previously granted. Stock-based compensation has fluctuated quarter by quarter for a number of reasons including higher volatility as a component of the Black-Scholes pricing model, options granted through the quarter and options vesting.

Supplemental Information:
Comparison to Prior Quarterly Periods – Continuing Operations

	2010			2009				2008
($000’s)	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Interest	92	87	144	111	135	141	111	157
Net loss and comprehensive loss, excluding stock-based compensation	1,964	5,414	7,111	4,347	1,362	2,854	3,839	2,958
Administration expenditures*	470	1,003	890	721	304	348	587	379
Mineral property exploration costs, excluding stock-based compensation	1,581	4,456	6,409	3,476	1,178	2,616	3,313	2,717
Stock-based compensation	2,060	2,179	3,220	587	615	800	2,252	521
Basic and diluted loss per common share	0.05	$0.10	$0.14	$0.07	$0.04	$0.06	$0.11	$0.08

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2010 totalled $38.9million compared to $80.6 million at December 31, 2009, a decrease of approximately $41.7million resulting from both the completion of the Arrangement, pursuant to which $25 million in working capital was transferred to Extorre,expenditures on the Cerro Moro project during the period to the completion of the Arrangement, and expenditures on its Caspiche Project through the 2009-2010 drill season. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings there is no guarantee that it will be able to do so again in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at Caspiche and expenditures will be adjusted to match available funding.

Subsequent event

On October 27, 2010, the Company announced that it had closed the bought deal equity financing, pursuant to a short form prospectus, announced October 4, 2010.  The Company issued 8,065,000 common shares at a price of $6.20 per common share for gross proceeds of $50,003,000.  On November 12, 2010, the underwriter exercised on an over-allotment option, and purchased from the Company an additional 1,209,750 common shares at $6.20 per share for additional gross proceeds of $7,500,450.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.

The Company operates in a number of countries, including Canada and Chile, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chilean Pesosor US dollars and mitigates foreign exchange risk by minimizing its holdings in these currencies by transferring funds to its foreign operations only as such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at September 30, 2010:

	Chilean Pesos (in thousands)	US Dollars (in thousands)	Australian Dollars (in thousands)
Cash and cash equivalents	55,406	108	-
Amounts receivable& prepaid expenses	57,780	-	-
Accounts payable and accrued liabilities	(82,472)	(186)	(55)
Net balance	30,714	(78)	(55)
Equivalent in Canadian Dollars	65	(80)	(55)
Rate to convert to $1.00 CDN	0.002129	1.029	0.9929

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

a)   The Company leases offices in Vancouver and Chile.  In addition the Company has an advance royalty payment of US$250 thousand per year commencing in 2011.  Lease commitments are summarized in the table below:
	Payments Due by Period
	Total	2010	2011-2012
Office leases	$165	$48	$117

Related Party Transactions ($000’s)

Amounts due from related parties of $26 at September 30, 2010 (December 31, 2009 - $16) is for administrative support fees from a corporation with common directors. During the nine months ended September 30, 2010 the Company accrued a total of $45 (September 30, 2009 - $35) for administrative support fees from this corporation.

Amounts due to related parties of $218 at September 30, 2010 (December 31, 2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the nine months ended September 30, 2010 a total of $1,317 (September 30, 2009 - $1,060) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $370, which included a bonus of $100 (2009 - $370) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at September 30, 2010, the Company had amounts owing of $18.

b)
Exploration fees of $192, which included a bonus of $50 (2009 - $192) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at September 30, 2010, the Company had amounts owing of $62.

c)
Management fees of $246 which included a bonus of $50 (2009 - $238) were paid to a corporation controlled by the Chairman of the Company. Of this amount, $60 was recovered from Extorre based upon an agreed allocation for services rendered. As at September 30, 2010, the Company had net amounts owing of $10.

d)
Management fees of $278 which included a bonus of $75 (2009 - $260) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at September 30, 2010, the Company had amounts owing of $22.

e)
Management fees of $231 (2009 - $Nil) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. Of this amount, $70 was recovered from Extorre based upon an agreed allocation for services rendered. As at September 30, 2010, the Company had amounts payable of $nil.

f)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by Extorre on behalf of the Company during the nine month period ended September 30, 2010 was $41.  As at September 30, 2010, the Company had $106 owing to Extorre.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures.  For the nine months ended September 30, 2010 the agreed upon percentage allocation was 40%, resulting in approximately $148 being recovered for administrative support fees and office overhead and $130 of management fees from Extorre.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Outlook

Caspiche’s size ranks with the largest gold-copper systems of its type in South America, and when combined with its’ location in a favoured investment jurisdiction, makes it unique within the industry.

On the basis of expenditures to date and planned expenditures, Exeter expects to have invested in the order of $45 million in the Caspiche project by the end of 2010. That level of commitment has been entirely justified by the results to date.  The Company has now commenced its 2010-2011 drill season at Caspiche.

Proposed Transactions

The Company’s primary focus is the continued development of its Caspiche project. It occasionally evaluates potential new property acquisitions associated with that development.  Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Changes in Accounting Policies and New Accounting Developments

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  The Company has early adopted these policies effective January 1, 2010 and concluded that there was no material impact to the interim consolidated financial statements.

International Financial Reporting Standards (“IFRS”) – Transition Update

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five‐year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly‐listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing January 1, 2010.

The Company has engaged an accounting firm to assist and provide project management advice with the implementation process to transition from current Canadian GAAP to IFRS. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review.

●
Scoping and diagnostic phase – A preliminary diagnostic review has been completed in concert with an external accounting firm which includes the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact have been identified to include the basis of consolidation, impairment, foreign currency translation, income taxes, related party transactions, stock based compensation, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.  This phase was completed by the end of the interim period ending September 30, 2010.

●
Impact analysis, evaluation and design phase – In this phase, each area identified from the scoping and diagnostic phase is being addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.  The Company plans to complete this phase together with an initial draft of the IFRS opening balance sheet by December 31, 2010.

●
Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS‐compliant financial statements and audit committee approval of IFRS financial statements.  The Company plans to complete this phase as part of its preparation of the interim financial statements ending March 31, 2011.

IFRS 1, “First‐Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The various accounting policy choices available are being assessed and those determined to be most appropriate to the Company’s circumstances will be implemented.  The Company plans to complete this phase during the fourth quarter of 2010.

The potential impact of these areas of difference on the Company’s financial reporting is currently being evaluated, and that evaluation is expected to be completed in the fourth quarter of 2010. To date no quantification of the differences has been determined.

The Company expects to draft pro forma IFRS compliant March 31, 2011 interim consolidated financial statements during the fourth quarter of 2010 and plans to have its IFRS compliant opening balance sheet as at December 31, 2010 prepared and audited by the end of the first quarter of 2011.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the Company’s financial statements will only be determined once all applicable standards at the conversion date are known.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months endedSeptember 30, 2010.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months endedSeptember 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risks

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations.

The Company relies on equity financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through these means in the future.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s exploration activities in Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, fully mitigate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no known reserves and no economic reserves may exist on its properties, and it is required to make payments and meet certain performance milestones, and if such reserves do not exist on or performance and payment criteria are not met, it could have a negative effect on the Company’s operations and valuation.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Exploration on the Company’s Caspiche project is largely curtailed through the winter months of May to October. The Company is required to make certain payments and meet certain performance criteria in order to maintain its interest in the Caspiche project.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2009, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.